UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name: Pacesetter Capital Corp.

Address of Principal Business Office:	2435 North Central Expressway, Suite 200
Richardson, TX 75080

Telephone Number: (972) 991-1597
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Richardson and the State of Texas on the 12th day of April, 2006.

Pacesetter Capital Corp.

By:	/s/ Raul R. Vaid

Title:	President, Chief Executive Officer

Attest:	/s/ Divakar R. Kamath

Title:	Chief Investment Officer